Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of July 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: July 27, 2005

List of materials

Documents attached hereto:


i) Sony Corporation Statement Regarding SONY BMG MUSIC ENTERTAINMENT Entering into an Assurance of Discontinuance with New Attorney General



Sony Corporation Statement Regarding SONY BMG MUSIC ENTERTAINMENT Entering into an Assurance of Discontinuance with New York Attorney General

In 2004, the Office of the New York Attorney General ("NYAG") initiated an investigation into radio promotion practices in the music industry. A number of record companies, including SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), received suboenas duces tecum and several additional requests for information from the NYAG with respect to their radio promotion practices. SONY BMG cooperated with the NYAG through the course of the investigation and, in January 2005, implemented guidelines that addressed some of the conduct investigated by the NYAG. On July 22, 2005, SONY BMG entered into an Assurance of Discontinuance, without admitting or denying the NYAG's allegations, but acknowledging that some of its employees pursued improper promotion practices, which Assurance of Discontinuance was accepted by the NYAG in lieu of commencing a civil action. This Assurance concluded any action that the NYAG could commence against SONY BMG arising from or relating to the subject matter of the investigation. Pursuant to the Assurance, SONY BMG agreed to revise its guidelines relating to radio promotion practices, and issued a statement acknowledging the improper conduct by certain employees on behalf of the company, and apologized for such conduct. In addition, SONY BMG agreed to make a $10 million contribution to the Rockefeller Philanthropy Advisors who will distribute these funds to New York State not-for-profit corporations, to inure to the benefit of the residents of the State of New York by funding programs aimed at music education and appreciation.